umicore

RECEIVED
2008 NOV 18 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek



LegalCorp
Brussels, November 14, 2008

08005911

SUPPL

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

The following press releases:

- "Umicore seeks shareholder approval to cancel five million shares and maintains full year results expectations" dated 10 October 2008
- "Timing for Q3 Update" dated 16 October 2008
- "Umicore wins a number of investor relations awards" dated 16 October 2008;
- "Trading update Q3 2008" dated 23 October 2008;
- "Transparency declaration by AXA S.A.: Change in the nature of an agreement to act in concert" dated 27 October 2008;
- "Transparency declaration by Threadneedle Asset Management: Acquisition of voting securities" dated 29 October 2008;
- "Transparency declaration by Parfina S.A. and Banque Degroff S.A. : actualisation of shareholding" dated 30 October 2008;
- "Umicore wins prize for best sustainability report for second time" dated 4 November 2008;
- "Extraordinary General meeting confirmed for 9 December with changes to agenda" dated 13 November 2008; and

- The convening notice to the extraordinary general meeting to be held on 9 December 2008.

PROCESSED
NOV 20 2008
THOMSON REUTERS



umicore

Our Investor Relations department proposes that, as from reception of your e-mail address, all documents currently sent to your attention by post should be addressed by e-mail. We thank you to provide Isabelle Fulop (isabelle.fulop@umicore.com) with your e-mail address if you agree with such proposal.

Yours sincerely,

Umicore





J. Beeckmans
Manager Legal Corp. Dpt.

A. Godefroid
Executive Vice-President Legal and Environment Health & Safety

Encl.

Press release
CP-2008-21

16 October 2008
15:30 CET

Umicore wins a number of investor relations awards

On 15 October Umicore was awarded, for the second consecutive time, the "Grand Prix for best overall investor relations" by a small or mid-cap company at the IR Magazine Continental Europe Awards in Amsterdam. Tim Weekes, Umicore's Head of Investor Relations, received the award for "Best investor relations officer" in the same company category. Umicore also won the prize for best investor relations by a Belgian company. These awards are based on an independent poll of more than 500 investors and analysts covering a wide range of criteria including quality and consistency of financial information, access to management and transparency.

Umicore was also awarded the "Special nomination for best investor relations", presented on the same day in Brussels by the Belgian Association for Financial Analysts (ABAF/BVFA).

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

phone: +32 2 227 71 11
fax: +32 2 227 79 00
e-mail: info@umicore.com

BTW: BE0401 574 852
Bank: 210-0053806-23
TRB: 85382

For more information

Investor Relations:

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Mr. Geoffroy RASKIN - +32 2 227 71 47 - geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS - +32 2 227 71 29 - +32 476 98 01 21 - bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50% of its revenues and spends approximately 80% of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and recycling.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.3 billion (€ 1.9 billion excluding metal) in 2007 and currently employs some 15,800 people.

umicore

Press release
CP-2008-19-R

Regulated Information

10 October 2008
08:30 CET

Umicore seeks shareholder approval to cancel five million shares and maintains full year results expectations

Umicore has convened an Extraordinary General Meeting, the main objective of which is to obtain shareholder approval for the cancellation of five million shares, thereby reducing the total number of shares outstanding from 125,000,000 to 120,000,000. Cancellation of these shares will enable Umicore to complete the remaining € 70 million of its € 400 million share buy-back programme. Umicore currently holds 9.6% of its shares in treasury, close to the current legal threshold of 10%.

At the meeting Umicore will also seek a renewal of its authorization to acquire its own shares, an authorization that would last until the Ordinary General Meeting of 2010. The company will also request that shareholders authorize an increase in the authorized limit for buying back its own shares from 10% to 15% of the outstanding shares should draft Belgian legislation be passed in this regard. Such a move would provide the company with greater scope and flexibility in any future share buy-back operation. Approval will also be sought to modify the company's bylaws to comply with the latest directives regarding transparency declarations.

It is not expected that a voting quorum will be reached at the meeting, which is scheduled for Thursday 13 November. A second meeting is therefore likely to be required and is expected to take place on Tuesday 9 December. The convening notice and full agenda for the meeting can be found on Umicore's website: http://www.investorrelations.umicore.com/en/shareInformation/shareholderMeetings/

...

Umicore will publish its third quarter trading update on 23 October. Ahead of the announcement, CEO Thomas Leysen confirmed the company's earnings expectations for 2008: "There has been a noticeable slowdown in the automotive sector but this eventuality had to a large extent been anticipated and there is therefore no reason to adapt the earnings guidance range which we published in August. Despite the economic turbulence in recent months, 2008 will be a record year for Umicore."

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

phone: +32 2 227 71 11
fax: +32 2 227 79 00
e-mail: info@umicore.com

BTW: BE0401 574 852
Bank: 210-0053806-23
TRB: 85382

umicore

For more information

Investor Relations:

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Mr. Geoffroy RASKIN - +32 2 227 71 47 - geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS - +32 2 227 71 29 - +32 476 98 01 21 - bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50% of its revenues and spends approximately 80% of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and recycling.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.3 billion (€ 1.9 billion excluding metal) in 2007 and currently employs some 15,800 people.

Press Release,
Regulated information
23 October 2008 – 7:30 CET
CP-2008-22-R

umicore

TRADING UPDATE Q3 2008

Highlights

Umicore has continued to perform at a high level, posting 20% revenue growth in the third quarter:

- Advanced Materials revenues were up by 30% with growth recorded in all business units.
- In Precious Metals Products and Catalysts revenues grew by 17%, (4% excluding the impact of the Delphi acquisition), with good growth in the precious metal products businesses.
- Revenues were up by 37% in Precious Metals Services as supportive supply conditions and strong operational yields were complemented by the benefits of the recently completed flow-sheet improvements.
- In Zinc Specialties revenues were down 1% with a satisfactory performance in all units.

Net debt was reduced by some €100 million during the quarter.

Outlook

Although signs of slower demand in several product areas have become apparent in recent weeks, the company still expects the full year recurring EBIT to stay within the previously announced range of € 385 million to € 405 million.

Note: All comparisons are made with the third quarter of 2007, unless mentioned otherwise.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

ADVANCED MATERIALS

Cobalt & Specialty Materials

Sales volumes of cathode materials for Li-ion rechargeable batteries were well up year-on-year and at similar levels to the first two quarters of 2008. Customer demand has recently shown signs of weakening in the face of less supportive consumer demand for portable electronics. Sales of new-generation cathode material continued to grow well and the Asian capacity expansion programme for these materials is fully on track.

Sales volumes of extra-fine cobalt powders for tooling applications were lower year-on-year although average premiums remained satisfactory. Sales of cobalt and nickel products for ceramic, chemical and plating applications were above prior year levels but were below the levels seen in previous quarters, particularly in the US market. The revenues from the refining and recycling activities remained strong but were lower than previous quarters as a result of a seasonally lower throughput and a lower cobalt price.

Earlier this month Umicore was nominated as one of Europe's most innovative clean tech companies for its promising battery recycling activity.

Electro-Optic Materials

Sales volumes of germanium substrates remained at the high levels seen in the first semester and above the levels of the previous year. The main growth driver has been the continued increase in demand for germanium substrates for space applications, bolstered by growing demand for terrestrial photovoltaic and to a lesser extent for LED applications. Sales of germanium blanks for infra-red optics applications were above prior year levels while the number of GASIR-containing optical assemblies sold for automotive night vision systems was down. The demand for recycling activities was particularly strong as a result of the high germanium price.

Thin Film Products

The business unit recorded strong growth in all its activities. Year-on-year, sales of targets and materials used in optical and micro-electronic applications increased, while sales of higher added value rotary ITO targets to the photovoltaic industry also grew year-on-year.

Element Six Abrasives

Sales volumes of products for oil and gas applications were up, benefiting from the high levels of activity in the oil and gas sector. Sales of products for wood and metalworking were up slightly, although the reduced activity in the construction and automotive industries began to affect sales late in the quarter. Sales of hard metal products were stable. Sales volumes of diamond grits were well down, although the price erosion in this product category showed signs of easing somewhat.

PRECIOUS METALS PRODUCTS & CATALYSTS

Automotive Catalysts

Global car production was down by some 2% in the third quarter. The US market dropped by 19 % while European production fell by 1%, primarily due to lower US-driven export demand. Growth in the Asian market - the driver of global growth in previous periods – slowed to 4%. Production in the South American market grew more than 10%. The current newsflow on capacity cuts in all regions is likely to be a precursor to a severe global slowdown from the fourth quarter. Overall the consumer shift towards smaller fuel-economic vehicles is increasing.

Umicore's revenues were up in the period due to the additional volumes from the acquired Delphi activities. However, the shift in the product mix has had a negative impact on performance. Although the situation in the US automotive market is far from encouraging the impact on Umicore has been mitigated to a certain extent by the company's strong presence in platforms used on smaller cars.

Plans are proceeding well for the new Indian plant, which will serve the Indian domestic market and other customers in the Asia Pacific region.

Revenues grew in HDD-related products. Although this remains a small part of the business unit portfolio, the comprehensive technology, testing and production offering will facilitate further growth of this activity.

Catalyst Technologies

Sales of catalytic products for the Precious Metals Chemistry industry were well up year-on-year, due to higher demand from fine chemical and pharmaceutical customers. The new production plant for APIs (Active Pharmaceutical Ingredients) in Pilar, Argentina, was officially opened in early October.

Technical Materials

Only limited growth was recorded in Contact Materials, in contrast to the strong growth of the first half. Sales in China slowed down as Chinese export decreased and as multi-national customers partly delayed further investments in the region. The brazing alloys activity, BrazeTec, posted stable sales with a weaker performance in North-America and Asia being compensated by better sales in South America. Sales in Europe were stable, but margins were lower.

Overall revenues in Electronic Materials were down. Sales of Hermetic Sealing Materials, used in electricity distribution equipment, were lower year-on-year, but in line with the overall levels of the first half. Sales of die-attach fluxes and pastes used in the semiconductor industry were stable.

Platinum Engineered Materials

Sales of platinum manufacturing equipment to high-quality glass producers remained at the high levels seen in the first half, mainly driven by the consumer demand for LCD screens. Revenues were also strong for platinum gauzes, benefiting from the high activity levels in the fertiliser industry. Production of the newly developed catalyst for the reduction of N_2O gases, is stepping up.

Jewellery & Electroplating

Revenues for the business unit were up year-on-year due to high sales levels of semi-finished gold products for top jewellery brands, in line with the first half of the year. Sales of silver-based products for industrial applications were stable. Revenues from electroplating solutions decreased mainly as a result of weaker demand for automotive-related applications.

PRECIOUS METALS SERVICES

Precious Metals Refining

The performance of the precious metals recycling operations was maintained at the very high levels seen in the first quarters of the year.

Supply conditions for secondary materials remained excellent. Average received recycling charges increased year-on-year through further optimisation of the supply mix processed by the Hoboken plant. Decreasing metal prices did not impact the performance during the quarter, given the contractual arrangements and hedging mechanisms in place.

A more depressed long term metal price environment is not beneficial to the overall refining sector. However, Umicore is well equipped to maintain an above average performance through its long term customer relationships, its flexibility in adjusting the supply mix to changing market conditions and the competitive advantage derived from its unique technology. Furthermore a significant part of the metal-price related margin components have been locked in for the next two years.

The new precious metals pre-concentration plant has now been operational for some three months and its performance is exceeding expectations.

Precious Metals Management

Broader economic and inflation concerns have created a surge in investor demand for physical deliveries of gold and silver. The number of bars sold has more than doubled year-to-date, and went up ten-fold in the last month, following the turmoil in the banking sector. Deliveries of precious metals to industrial customers have slowed. Despite the steep decline in metal prices the high volatility on the metals markets benefited the trading activities.

ZINC SPECIALTIES

Zinc Chemicals

While sales volumes decreased, overall product premiums remained strong. Sales of fine zinc powders for paint applications – particularly in the Asian sea container market – were down year-on-year and sales of chemical grade powders were down as a result of lower demand from the US market. Sales of zinc oxide materials were also slightly down, primarily as a result of lower demand from paint manufacturers. Despite somewhat tighter supply conditions, the recycling operations continued to perform well, as a significant portion of the zinc price sensitivity has been locked in.

Building Products

Sales volumes for the quarter were slightly up year-on-year. While new-build residential construction in France, Benelux and Germany has seen a severe slow-down, the business unit's presence in non-residential and renovation markets as well as new geographic markets for zinc materials has provided some protection against this impact. The proportion of sales of higher value-added pre-weathered products continued to grow in the portfolio. Product premiums remained above the levels of 2007 but have recently come under pressure because of the overall slowdown in the residential segment of the building industry and the resulting reduction in zinc demand.

Zinc Battery Materials

Sales volumes of high-grade zinc powders for primary batteries were at similar levels year-on-year. Limitations on the export of zinc battery materials from China have made the competition in the Chinese domestic market for such materials more intense. Overall premiums remained stable.

CORPORATE ITEMS

Net debt at the end of September was reduced by some €100 million from €478 million at the end of the first semester.

The company currently owns 9.96% of its own shares (12,446,522 shares). An Extraordinary General Meeting scheduled for December will seek approval to cancel five million shares, thereby enabling the remaining € 63 million of the € 400 million share buy back programme to be completed.

umicore

For more information

Investor relations:

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Mr. Geoffroy RASKIN - +32 2 227 71 47 - geoffroy.raskin@umicore.com

Media relations:

Mr. Bart CROLS - +32 2 227 71 29 - +32 476 98 01 21 - bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50% of its revenues and spends approximately 80% of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and recycling.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.3 billion (€ 1.9 billion excluding metal) in 2007 and currently employs some 15,800 people.

A conference call and audio webcast will take place today at 12:00 CET in Brussels.
Please visit http://www.investorrelations.umicore.com/en/financialCalendar/confCall20081023.htm

umicore

Share information
CP-2008-23-R

27 October 2008
17:45 CET

Transparency declaration by AXA S.A.: Change in the nature of an agreement to act in concert

AXA S.A., with registered office at 25 Avenue Matignon 75008 Paris, France, has notified the CBFA and Umicore that it will make use of the exception rule as stipulated under Art. 11 W. § 2 + 3 of the new Belgian transparency legislation (Law of 2 May 2007 - Royal Decree of 14 February 2008). Consequently, as of 20 October 2008, it will no longer consolidate the holdings of its subsidiaries. All holdings detained by its subsidiaries will be declared separately, none of them being above the statutory threshold of 3%. On 17 April 2008, AXA S.A. had declared a consolidated shareholding above 5%.

name	date	threshold	# voting rights	denominator	% voting rights
AXA S.A.	01/09/2008	< 3.00%	3,673,990	125,000,000	2.94%
AXA Rosenberg	01/09/2008	< 3.00%	2,108,107	125,000,000	1.69%
AllianceBernstein	01/09/2008	< 3.00%	757,192	125,000,000	0.61%
AXA Investment Managers	01/09/2008	< 3.00%	483,699	125,000,000	0.39%

The declaration can be found on:
http://www.investorrelations.umicore.com/en/shareInformation/shareholderStructure/Declarations/AXA081020.pdf

For more information

Investor Relations:

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Mr. Geoffroy RASKIN - +32 2 227 71 47 - geoffroy.raskin@umicore.com

Media Relations:

Mr. Bart CROLS - +32 2 227 71 29 - +32 476 98 01 21 - bart.crols@umicore.com

umicore

Share information
CP-2008-24-R

29 October 2008
08:30 CET

Transparency declaration by Threadneedle Asset Management: Acquisition of voting securities

Threadneedle Asset Management, with registered office at Signal Point, Swindon, United Kingdom, SN1 1FE, has notified the CBFA and Umicore that on 21 October 2008 it has crossed the statutory threshold of 3%, detaining 3.33% of Umicore's shares and voting rights.

name	date	threshold	# voting rights	denominator	% voting rights
Threadneedle Asset Management Holdings Ltd	21/10/2008	> 3.00%	4,167,008	125,000,000	3,33%

The chain of control has been describes as follows:

Ameriprise Financial, Inc.
controls the voting rights of
Threadneedle Asset Management Holdings Ltd
controls the voting rights of
Threadneedle Asset Management Ltd, **Threadneedle International Ltd** and **Threadneedle Pensions Ltd**

The declaration can be found on:
http://www.investorrelations.umicore.com/en/shareInformation/shareholderStructure/Declarations/Threadneedle081027.pdf

For more information

Investor Relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com

Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media Relations:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

umicore

Share information
CP-2008-25-R

30 October 2008
08:30 CET

Transparency declaration by Parfina S.A. and Banque Degroof S.A. : Actualisation of shareholding

As requested by the new Belgian transparency legislation (Law of 2 May 2007 - Royal Decree of 14 February 2008), Parfina S.A. and Banque Degroof, with respective registered offices at Rue du Bois Sauvage 17 - 1000 Brussels- Belgium and Rue de l'Industrie 44 - 1040 Brussels - Belgium, have updated their holding of voting rights Their consolidated holding, as of 1 September 2008, remains above the statutory threshold of 3%, at 3.06%.

Name	date	threshold	# voting rights	denominator	% voting rights
Paquot Guy	01/09/2008		0	125,000,000	0%
Fingaren S.C.A.	01/09/2008		0	125,000,000	0%
Parfina S.A.	01/09/2008		2,575,000	125,000,000	2.06%
Banque Degroof S.A.	01/09/2008		0	125,000,000	0%
Degroof Holding Luxembourg S.A.	01/09/2008		1,250,000	125,000,000	1.00%
TOTAL	**01/09/2008**	**> 3%**	**3,825,000**	**125,000,000**	**3.06%**

The chain of control has been describes as follows:

Guy PaquotOT
controls the voting rights of
Fingaren S.C.A.
controls the voting rights of
Entreprises et Chemins de Fer en Chine S.A.
controls the voting rights of
Sinorail S.A.
the last two companies control the voting rights of
Compagnie du Bois Sauvage S.A.
controls the voting rights of
Parfina S.A.

Banque Degroof S.A.
controls the voting rights of
Degroof Holding Luxembourg S.A.

The declaration can be found on:
http://www.investorrelations.umicore.com/en/shareInformation/shareholderStructure/Declarations/ParfinaDegroof081028.pdf

umicore

For more information

Investor Relations:

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Mr. Geoffroy RASKIN - +32 2 227 71 47 - geoffroy.raskin@umicore.com

Media Relations:

Mr. Bart CROLS - +32 2 227 71 29 - +32 476 98 01 21 - bart.crols@umicore.com

Press release
CP-2008-26

4 November 2008
11:30 CET

Umicore wins prize for best sustainability report for second time

On 3 November Umicore – along with co-winner KBC - was awarded the Belgian Prize for the Best Sustainable Development Report for the year 2007. The competition for the award was organized by the Belgian "Instituut der Bedrijfsrevisoren / Institut des Reviseurs d'Entreprises" (IBR-IRE) with the help of Business & Society Belgium, KAURI and the University of Ghent.

The award, which was also won by Umicore in 2006, will result in Umicore's Report to Shareholders and Society being presented to the European Sustainability Reporting Association (ESRA) whose aim is to promote the best sustainable development reports.

The jury – composed of members of the IBR-IRE "Sustainability" working group as well as external experts – made its selection based on a wide range of criteria, including verifiability, relevance, clarity and reliability. It also looked at actual performance, vision and strategy, management systems and stakeholder relationships, as well as public commitment by senior management to its economic, social and environmental goals.

Following the award, Guy Ethier, Senior Vice-President Environment, Health and Safety (EHS) at Umicore, commented: *"We see this award as a great recognition of our consistent approach to sustainability and the quality and transparency of our reporting to all stakeholders. Several years ago, we decided to integrate the economic, social and environmental aspects of our business into a single, comprehensive document in a way that better reflects the Umicore business philosophy and we continue to add or fine-tune our sustainable development indicators."*

In parallel to presenting its Annual Report to its shareholders during the regular Annual General Meeting, Umicore also presents its economic, social and environmental targets to a range of stakeholders including local government officials and society groups.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

phone: +32 2 227 71 11
fax: +32 2 227 79 00
e-mail: info@umicore.com

BTW: BE0401 574 852
Bank: 210-0053806-23
TRB: 85382

umicore

For more information

Investor Relations:

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Mr. Geoffroy RASKIN - +32 2 227 71 47 - geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS - +32 2 227 71 29 - +32 476 98 01 21 - bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50% of its revenues and spends approximately 80% of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and recycling.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.3 billion (€ 1.9 billion excluding metal) in 2007 and currently employs some 15,800 people.

Press release
CP-2008-27-R

Regulated Information

13 November 2008
11:00 CET

Extraordinary General Meeting confirmed for 9 December with changes to agenda

As anticipated, the Extraordinary General Meeting which was held this morning was unable to conduct business validly and deliberate on the items on the agenda owing to the absence of a quorum. Shareholders are therefore requested to attend the Extraordinary General Meeting which will be held on Tuesday 9 December 2008 at 10:00 CET. This meeting will deliberate on the agenda items irrespective of the number of shares represented.

Since the issuing of the initial convening notice for the Extraordinary General Meeting of 13 November, various changes have occurred relating to new Belgian legislation regarding the acquisition of own shares. These changes have not yet been finalized. In this context, and given that the existing authorisation granted to Umicore to acquire its own shares is valid until the Ordinary General Meeting of 2009, the Board of Directors has decided to omit "Item 3. Acquisition of own shares" from the agenda of the Extraordinary General Meeting of 9 December 2008.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

phone: +32 2 227 71 11
fax: +32 2 227 79 00
e-mail: info@umicore.com

BTW: BE0401 574 852
Bank: 210-0053806-23
TRB: 85382

For more information

Investor Relations:

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Mr. Geoffroy RASKIN - +32 2 227 71 47 - geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS - +32 2 227 71 29 - +32 476 98 01 21 - bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50% of its revenues and spends approximately 80% of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and recycling.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.3 billion (€ 1.9 billion excluding metal) in 2007 and currently employs some 15,800 people.

umicore

LIMITED LIABILITY COMPANY
Registered office: rue du Marais 31 Broekstraat - 1000 Brussels
Company number 0401.574.852

In view of the fact that the extraordinary general meeting held on 13 November 2008 was unable to validly conduct business and deliberate on the items on the agenda, owing to the absence of a quorum, shareholders are requested to attend the extraordinary general meeting which will be held on Tuesday 9 December 2008 at 10:00 a.m., at the registered office of Umicore, rue du Marais, Broekstraat 31, 1000 Brussels.

This meeting will validly conduct business and deliberate on the items irrespective of the number of shares represented.

In order to facilitate the keeping of the attendance list on 9 December 2008, the shareholders or their representatives will be invited to register as of 9 a.m.

AGENDA

1. ***Cancellation of 5,000,000 treasury shares.***

   Proposed resolution: cancellation of five million (5,000,000) treasury shares held by the company, without reduction of the registered capital nor of the entry "Issuance premium" and with the proportional cancellation of the reserve unavailable for distribution formed in accordance with article 623 of the Companies Code.

   Consequently, modification of article 5 of the articles of association relating to the capital.

   Replacement of article 5 of the articles of association by the following text:
   "The capital is set at five hundred million euros (500,000,000 EUR). It is represented by one hundred and twenty million (120,000,000) fully paid up shares without nominal value."

2. ***Modification of article 8 of the articles of association relating to the declaration of significant shareholdings.***

   In order to comply with the provisions of the law of 2 May 2007 and the royal decree of 14 February 2008 relating to the publication of significant shareholdings, it is proposed to replace the article 8 of the articles of association by the following text:

   Proposed resolution :

   "Any natural or legal person who acquires shares, irrespective of whether they represent capital or not, must declare to the company and to the Belgian Banking, Finance and Insurance Commission, the number of shares which he/she holds directly, indirectly or in association with one or more other persons whenever such shares give him/her voting rights equal to three per cent or more of the total number of voting rights existing at the time the situation giving rise to the declaration occurred.
   All such additional acquisitions and disposals of shares, which take place under "the same conditions as those set out in the previous paragraph, must also be notified to the company and to the Belgian Banking, Finance and Insurance Commission whenever, as the result of

such an operation, the voting rights accruing to the shares rise above or fall below the first threshold of three per cent, or any following threshold of five per cent or any multiple of five per cent, respectively, in terms of the total number of voting rights existing at the time the operation giving rise to the declaration was effected.
Declarations with respect to acquisitions or disposals of shares effected in accordance with the provisions of this article must be sent to the Belgian Banking, Finance and Insurance Commission in accordance with its requirements, and, by electronic means, to the company not later than four trading days, beginning on the trading day following the acquisition or disposal of shares subject to the notification requirement.
The company will make public any information contained in the notification received, no later than three trading days following the date of receipt of the declaration.
Subject to the provisions set out above, this article will be governed by the terms and conditions of the law and the royal decree in force relating to the publication of significant shareholdings in companies listed on the Stock Exchange, together with articles 514 to 516, 534 and 545 of the Company Code, the first legal threshold of five percent being replaced by a threshold of three per cent and the legal thresholds of five percent and any multiple of five per cent being maintained with respect to all additional acquisitions or disposals of shares."

3. Acquisition of own shares

Due to the fact that the Royal Decree published in the Belgian Official Gazette on 30 October 2008 under 2008-3877 changing the provisions of articles 620 and following of the Company Code is entering into force as from 1st January 2009 and that the existing authorisation granted to Umicore to acquire own shares is valid till the ordinary general meeting of 2009, the board of directors has decided to cancel **Point 3. Acquisition of own shares** which was part of the agenda of the extraordinary general meeting of November 13, 2008.

Conditions of admission to the extraordinary general meeting:

Pursuant to article 536 of the Company Code and to article 17 of the articles of association, and as a derogation of the conditions set forth in a) and b) of said article 17, the board of directors has decided that the shareholders will be admitted to, and can vote at, the general meeting if the company can determine, on the basis of the evidence submitted in accordance with the procedure described below, that they were holding **on Tuesday 2 December 2008**, at midnight (Belgian time) (the "**Record Date**"), the shares of which they intend to exercise the voting rights at the shareholders meeting.

In order to establish towards Umicore that they hold their shares on the Record Date, the shareholders must proceed as follows:

For holders of registered shares:

A confirmation of the number of shares for which they want their shareholding to be established on the Record Date, must reach UMICORE **at the latest on Tuesday 2 December 2008 at midnight** (Belgian time)
By fax: +32 2 227 79 13
or by e-mail: isabelle.fulop@umicore.com; bjorn.dejonghe@umicore.com
The holding of the shares on the Record Date will be assessed by UMICORE on the basis of the entries in the book of registered shares.

For holders of printed bearer shares:

Holders of **printed bearer shares** must physically deposit the number of shares for which they want their shareholding to be established on the Record Date in a Belgian branch of one of the banks listed below, **at the latest on Tuesday 2 December 2008**, before the close of business at such branch.
The holding of the shares on the Record Date will be established on the basis of a confirmation of the deposit sent to Umicore by the relevant bank.

We would particularly like to draw your attention to the fact that as from 1 January 2008, pursuant to the Belgian Law relating to the dematerialization of bearer shares, the deposit of any printed bearer shares with a financial institution by a shareholder in view of participating in a general meeting will cause the automatic dematerialization of his/her bearer shares and their inscription on a dematerialized deposit account with such a financial institution. It will no longer be possible to deliver back printed bearer shares to shareholders if those shares have been deposited with a financial institution. The number of dematerialised shares on the deposit account will take into account the split of the shares by a factor of five decided by the extraordinary general meeting of shareholders held on 5 February 2008.

For holders of dematerialised shares:

Holders of **dematerialised shares** will have to notify one of the banks listed below of the number of shares for which they want their shareholding to be established on the Record Date, **at the latest on Tuesday 2 December at midnight** (Belgian time). The holding of the dematerialised shares on the Record Date will be established on the basis of a confirmation sent to Umicore by the below banks.

FORTIS BANQUE/FORTIS BANK
BANQUE DEGROOF/BANK DEGROOF
DEXIA BANQUE/DEXIA BANK
ING
KBC BANK/KBC BANQUE
PETERCAM S.A.

The shareholders can **vote by post** in accordance with article 19 of the articles of association. Postal votes must be cast on the form prepared by Umicore.

The postal voting form, as approved by the board of directors, may be obtained at the company's registered office or on the company website: www.umicore.com , or through the above-mentioned financial institutions.

The signed original of the postal voting form must reach the company's registered office (attention I. Fulop) by **Wednesday 3 December 2008 at the latest**.

The shareholders **can attend the meeting through a proxy holder.**

Proxy forms, as approved by the board of directors, may be obtained at the company's registered office, on the company website: www.umicore.com, or through the above-mentioned financial institutions.

Signed original proxies must reach the company's registered office (attention I. Fulop) by **Wednesday 3 December 2008 at the latest**.

The shareholder who wishes to vote by post or to be represented must, in any case, comply with the registration procedure described here above.

We remind you that no one may participate in or be represented at the general meeting of shareholders if he/she/it is not the effective owner of the shares. However, the organisations declaring being authorised to act as owners of the shares by the effective shareholder, will be allowed to vote.

Access to the extraordinary general meeting will be given on presentation of the ID card or the passport of the shareholder or of the proxy holder.

The board of directors

P.S.
Shareholders can park their cars free of charge in the City Parking, boulevard Pachéco 7, 1000 Brussels, if they have the ticket from the car park stamped at the reception desk of Umicore.

END